Exhibit 99.1

VINCI COMPASS ANNOUNCES CHANGES TO ITS BOARD OF DIRECTORS

Rio de Janeiro, March 17, 2026 - Vinci Compass Investments Ltd. (NASDAQ: VINP) ("Vinci Compass,” “the Company,” "we," "us," or "our"), the controlling company of a leading alternative investments and global solutions provider in Latin America, announced today certain changes to its Board of Directors.

As the Company marks five years since its IPO and continues to advance its long-term objective of becoming a leading platform in Latin America, we are pleased to announce the appointment of Mr. Eugenio Garza y Garza to our Board of Directors. Mr. Garza y Garza brings extensive experience across Latin America, particularly in Mexico, which is one of the Company’s key strategic priorities for long-term growth in the region.

Mr. Garza y Garza is an experienced executive and board member with extensive leadership experience across Latin America. He previously served as Chief Financial Officer of Fomento Económico Mexicano, S.A.B. de C.V. (FEMSA), and as Chief Executive Officer of Servicios Corporativos Javer, one of Mexico's leading homebuilders. Earlier in his career, he held senior investment banking roles at Goldman Sachs, Merrill Lynch and Lazard. Mr. Garza y Garza holds a degree in Chemical Engineering from the Monterrey Institute of Technology and an MBA from the Stanford Graduate School of Business.

In parallel,  Mr. Lywal Salles Filho and Mr. Rogerio Ladeira Furquim Werneck stepped down as directors of the Company, effective March 16, 2026. The Board of Directors has appointed Mr. Eugenio Garza y Garza as an interim director of the Company, effective March 17, 2026, in accordance with the Company's Articles and pending his formal election at the next general meeting of shareholders.

Gilberto Sayão da Silva, Chairman of the Board of Vinci Compass, said: “We are pleased to welcome Eugenio to the Board. His broad strategic, financial and operational experience will be a valuable addition as we continue to execute our long-term growth strategy across Latin America. Eugenio will bring a complementary skill set to the board, as a successful executive in Mexico across different companies and industries. On behalf of the Board, I would also like to thank Lywal and Rogerio for their valuable service, commitment and contributions to Vinci Compass during their tenure.”

About Vinci Compass

Vinci Compass stands as the premier partner for alternative investments and global solutions in Latin America. With nearly three decades of experience and local operations from eleven offices in Latin America and the US, our expertise spans: Private Equity, Credit, Real Estate, Infrastructure, Forestry, Equities, Global Investment Products & Solutions, and Corporate Advisory. Each segment is managed by specialized teams dedicated to investment and advisory excellence. As of December 2025, Vinci Compass had R$354 billion in assets under management and advisory.

Forward-Looking Statements

This press release contains forward-looking statements that can be identified by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. By their nature, forward-looking statements are necessarily subject to a high degree of uncertainty and involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside of our control. Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements and there can be no assurance that such forward-looking statements will prove to be correct. The forward-looking statements included herein speak only as at the date of this press release and we do not undertake any obligation to update these forward-looking statements. Past performance does not guarantee or predict future performance. Moreover, neither we nor our affiliates, officers, employees and agents undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of this press release. Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U.S. Securities and Exchange Commission from time to time.

USA Media Contact

Kate Thompson / Tim Ragones

Joele Frank, Wilkinson Brimmer Katcher

+1 (212) 355-4449

Latin America Media Contact

Danthi Comunicações

Carla Azevedo (carla@danthicomunicacoes.com.br)

+55 (21) 3114-0779

Investor Contact

ShareholderRelations@vincicompass.com

NY: +1 (646) 559-8040

RJ: +55 (21) 2159-6240